

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 24, 2004

By Facsimile and U.S. Mail

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065

> Re: **Getty Images, Inc.**
> **Schedule TO-I, Amendment No. 1**
> **Filed November 16, 2004**

Dear Mr. Adas:

We have the following comments on the above-referenced filing. We have limited our review to issues related to the issuer tender offer:

Form S-4

Material Differences Between the Outstanding Debentures and the New Debentures

1. Revise your disclosures to describe, in plain English, the following:
   - Describe the contingent conversion provisions of the Outstanding Debentures so that it's clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.
   - Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

2. Revise the summary of material differences of the debentures to summarize the material risks of the new debentures where those risks differ from the risks of the outstanding debentures. In this regard, we note that your disclosures beginning on page 20 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.

   In addition, describe the effect on the Company's liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

Craig W. Adas, Esq.
November 24, 2004
Page 2

Selected Financial Information

3. Revise to include earnings per share data for each period presented.

Accounting for the Exchange

4. Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Exhibit 5.1 – Legal Opinion

5. We note your response to comment 17. It appears that you should file a revised opinion of counsel prior to effectiveness.

Exhibit 8.1 – Tax Opinion

6. We note your response to prior comment 19 and reissue the comment. To the extent that you intend the document provided as Exhibit 8.1 to be a short form opinion, Exhibit 8.1 should be revised to state that the discussion in the tax section *is counsel's opinion.* The tax section should be revised to state that the disclosure in that section is the opinion of counsel. Counsel's opinion regarding the description of the tax consequences does not meet these requirements.

* * *

Please respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions